EXHIBIT 2.2

STOCK PURCHASE OPTION AGREEMENT

This Stock Purchase Option Agreement (the "Agreement") is made this 8th day of December, 2008 by and between InMedica Development Corporation, a Utah corporation (the "Corporation"), and Law Investments CR, S.A., a Costa Rica corporation (the "Optionee").

WHEREAS, the Corporation is a publicly traded entity that has registered its common stock under the Securities and Exchange Act of 1934 (the "Exchange Act");

WHEREAS, the Optionee wishes to acquire an option to purchase shares of common stock from the Corporation under certain terms and conditions;

WHEREAS, the Corporation wishes to become the sole member of VM, a recently formed Nevada limited liability company that has no assets;

NOW THEREFORE, the parties hereto agree as follows;

1.   The Corporation hereby grants to the Optionee an option  (the "Option") to purchase a total of Fifteen Million (15,000,000) restricted shares of common stock of the Corporation (the "Shares") on the terms and conditions set forth hereinafter.

2.   The exercise price for purchase of the Shares pursuant to the Option described in this Agreement shall be $0.0075 per Share.

3.   The Option described in this Agreement shall not be exercisable after December 31, 2009 (herein referred to as the "Expiration Date").

4.   The Option described in this Agreement is exercisable with respect to all, or from time to time with respect to any portion, of the Shares by delivering written notice of such exercise to the principal office of the Secretary of the Corporation; provided however, that the minimum number of Shares which may be purchased shall be Three Million Three Hundred Thirty-Three Thousand Three Hundred Thirty-Three (3,333,333) for a minimum purchase of Twenty-Five Thousand dollars ($25,000), except the final exercise of the Option for the purchase of 1,666,667 shares for $12,500.  Each such notice shall be accompanied by payment in full of the Option price of such Shares payable in certified funds. The Corporation shall issue and deliver the Shares to the Optionee within ten (10) calendar days of receipt of the above described written notice and payment.

5.   The rights and obligations of the Optionee pursuant to and under the Option described in this Agreement may be assigned or transferred by the Optionee without the consent of the Corporation.

6.   If the exercise of the Option to purchase the Shares hereunder is not registered under the Securities Act of 1933 (the "Securities Act"), but an exemption is available, which requires an investment or other representation, the Optionee shall represent and agree at the time of exercise that the Shares being acquired as a result of exercising the Option described in this Agreement are being acquired for investment, and not with a view to the sale or distribution thereof, and shall make such other representations as are deemed necessary or appropriate by the Corporation and its counsel. No Shares acquired by exercise of this Option shall be sold or otherwise disposed of in violation of any federal or state securities law or regulation in the United States. Corporation has made no commitment herein or otherwise to register the Shares. In addition, the Optionee agrees that the following legend will be included on the certificate representing the Shares:

“THE SHARES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE SOLD, PLEDGED, OR OTHERWISE TRANSFERRED WITHOUT AN EFFECTIVE REGISTRATION THEREOF UNDER SUCH ACT OR AN OPINION OF COUNSEL, SATISFACTORY TO THE COMPANY AND ITS COUNSEL, THAT SUCH REGISTRATION IS NOT REQUIRED.”

7.   During the term of this Agreement the Corporation shall not remove Ronald Conquest as the sole Manager of VM.

8.   Optionee agrees that it and its affiliates, including Ronald Conquest, shall not acquire, in the aggregate, more than Eighty-Eight Percent (88%) of the Corporation's outstanding capital stock until such time as VM has been funded with new capital at least One Million Five Hundred Thousand Dollars ($1,500,000) by Optionee, its affiliates or third parties referred by Optionee or Ronald Conquest. The funds generated from the exercise of this Option shall count toward the $1,500,000.

9.    Optionee agrees that the Shares, which may be purchased by it or its assignee shall not be entitled to participate in any manner whatsoever from the sale or commercialization of the “Hematocrit Technology” owned by thee Corporation’s subsidiary MicroCor, Inc., (“MicroCor”) or any spin off, merger, liquidation, or dissolution or a sale of all or substantially all of the Microform assets or similar event or events, resulting in the disposition of the Hematocrit Technology, all as set forth in the disposition of the Hematocrit Technology, all as set forth in Paragraph 2 of the agreement dated this even date between the Corporation, MicroCor, Law Investments CR, S.A., and SNG Consulting LLC.

10.   a.   Any controversy or claim arising out of or relating to this Agreement, except for a request for injunctive relief, shall be settled by arbitration in the Salt Lake City metropolitan area in accordance with the then governing rules of the American Arbitration Association.  The party to whom the arbitrator or arbitration panel makes an award shall be entitled to receive as part of the award the reasonable cost of its attorney fees and litigation expenses.  Judgment upon the award rendered in the arbitration may be enforced in court described in Paragraph 9(b) below of this Agreement.

b.   This Agreement shall be governed by and interpreted in accordance with the laws of the State of Utah, United States of America.  The parties hereby expressly agree that the proper venue for any claim or cause of action by the parties shall be Utah District Court (Third District: Salt Lake County) and the each party upon execution of this Agreement consents to the service of process from such court.

c.   No modification or amendment of this Agreement shall be valid unless it is in writing and signed by both parties hereto.

d.   This Agreement constitutes the entire agreement between the parties and supersedes all prior agreements and understandings with respect to the matters set forth herein between the Corporation and Optionee.

e.   The waiver by either party of a breach of any term of this Agreement shall not operate as, or be construed as, a waiver of any subsequent breach.

f.   This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, this Stock Purchase Option Agreement has been executed as of the day and year first written above.

INMEDICA DEVELOPMENT CORPORATION

By:	/s/ Larry E. Clark

Larry E. Clark, Chairman

LAW INVESTMENTS CR, S.A.

By:	/s/ Ronald Conquest

Ronald Conquest, Manager